082-34807

TRINIDAD
DRILLING LTD
TDG

April 16, 2009

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated March 23, 2009. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka
Director of Investor Relations

dlw 4/28

TRINIDAD DRILLING

TDG

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: March 23, 2009

TSX SYMBOL: TDG, TDG.DB

TRINIDAD DRILLING LTD. ANNOUNCES THE IMPLEMENTATION OF A NORMAL COURSE ISSUER BID TO PURCHASE CONVERTIBLE DEBENTURES

CALGARY, ALBERTA – Trinidad Drilling Ltd. ("Trinidad" or the "Corporation") (TSX-TDG and TDG.DB) announced today that it has received approval from the Toronto Stock Exchange (the "TSX") to acquire for cancellation, by way of normal course issuer bid (the "Bid"), convertible unsecured subordinated debentures (the "Debentures") of the Corporation in the principal amount of up to $35,417,934, which represent approximately ten percent of the Corporation's public float. The Corporation had Debentures in the principal amount of $354,337,340 issued and outstanding on March 23, 2009, of which, to the knowledge of the Corporation, directors, senior officers and principal security holders (as such term is defined in Section 628 of the TSX Company Manual) of the Corporation held a principal amount of $158,000 (approximately 0.04 percent) of the outstanding Debentures.

"Adding the ability to repurchase our Debentures provides us with one more tool to manage our capital structure," said Brent Conway, Trinidad's Executive Vice President and Chief Financial Officer. "By repurchasing Debentures at a discount to their face value, we are effectively lowering our debt balances by the amount of the discount for every dollar we spend. We do not expect we will need the full capacity of our revolving credit facility in 2009 or 2010 and believe that having the ability to use these funds or cash flow from operations to reduce overall indebtedness is a prudent direction to take".

The Bid will commence on March 25, 2009 and terminate on the earlier of March 24, 2010 or the date upon which the Corporation acquires the maximum amount of Debentures to be purchased pursuant to the Bid. Pursuant to TSX policies, daily purchases made by Trinidad may not exceed $277,500 principal amount of Debentures, representing 50% of the six month average daily trading volume of $555,000 principal amount of Debentures on the TSX, subject to certain exceptions prescribed by the TSX including the "block purchase exemption" until March 31, 2009 or as otherwise may be extended by the TSX. Assuming no extension by the TSX, the maximum amount reverts to 25% of the six month daily trading volume or $138,750 principal amount of Debentures.

Purchases pursuant to the Bid will be affected through the facilities of the TSX purchases and payment for the Debentures will be made by the Corporation in accordance with TSX requirements and the price which Trinidad will pay for any Debentures acquired under the Bid will be the market price for the Debentures at the time of acquisition.

Trinidad is a growth-oriented corporation that trades on the Toronto Stock Exchange (TSX) under the symbol TDG and TDG.DB. Trinidad's divisions operate in the drilling, well-servicing, coring and barge-drilling sectors of the North American oil and natural gas industry. With the completion of the 2008/2009 rig construction program, Trinidad will have 120 land drilling rigs ranging in depths from 1,000 – 6,500 metres and operations in Canada, the United States and Mexico. In addition to its land drilling rigs, Trinidad has 23 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

Advisory Respecting Forward-Looking Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Trinidad's control, including the following: (i) the completion of the rig construction programs on a timely basis and on economical terms; (ii) the assumption that Trinidad's customers will honour their take or pay contracts; (iii) the ability for Trinidad to attract and retain qualified crews to crew their rigs; (iv) assumptions respecting capital expenditure programs and other expenditures by oil and gas exploration and production companies; (v) assumptions respecting commodity prices, foreign currency exchange rates and interest rates; (vi) assumptions respecting supply and demand for commodities; and (vii) other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated and described in the forward-looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements.

Trinidad cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and Trinidad assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Debentures in any jurisdiction. The Debentures offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a United States person, absent registration, or an applicable exemption therefrom.

For further information or to obtain a copy of the notice filed with the TSX in connection with the Bid, please contact:

Lyle Whitmarsh
President and Chief Executive Officer
(403) 265-6525

Brent Conway
Executive Vice President and
Chief Financial Officer
(403) 265-6525

Lisa Ciulka
Director of Investor Relations
(403) 294-4401
email: lciulka@trinidaddrilling.com

TRINIDAD DRILLING LTD

TDG

April 16, 2009

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

SEC
Mail Processing
Section

APR 24 2009

Washington, DC
122

Re: Trinidad Drilling Ltd.

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Drilling Ltd's News Release dated April 16, 2009. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka
Director of Investor Relations

TRINIDAD
DRILLING
TDG

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: Thursday, April 16, 2009

TSX SYMBOL: TDG; TDG.DB

TRINIDAD DRILLING LTD. TO HOLD CONFERENCE CALL AND WEBCAST ON FIRST QUARTER RESULTS ON WEDNESDAY MAY 6, 2009.

CALGARY, Alberta – Trinidad Drilling Ltd. ("Trinidad" or the "Corporation") is pleased to announce that they will release their first quarter 2009 results prior to market open on Wednesday, May 6, 2009. The news release will provide consolidated first quarter operating information and financial statements.

A conference call and webcast to discuss the results will be held for the investment community the same day beginning at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial (800) 588-4490 (toll-free in North America) or (416) 644-3425 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 12:00 p.m. MT on May 6 until midnight May 14, 2009 by dialing (877) 289-8525 or (416) 640-1917 and entering replay access code 21304083 followed by the pound sign.

A live audio webcast of the conference call will also be available via Trinidad's website, www.trinidaddrilling.com

Trinidad is a growth-oriented corporation that trades on the Toronto Stock Exchange (TSX) under the symbol TDG and TDG.DB. Trinidad's divisions operate in the drilling, well-servicing, coring and barge-drilling sectors of the North American oil and natural gas industry. With the completion of the 2008/2009 rig construction program, Trinidad will have 120 land drilling rigs ranging in depths from 1,000 – 6,500 metres and operations in Canada, the United States and Mexico. In addition to its land drilling rigs, Trinidad has 23 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction. The shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a United States person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Lyle Whitmarsh
President & Chief Executive Officer
(403) 265-6525

Brent Conway
Executive Vice President &
Chief Financial Officer
(403) 265-6525

Lisa Ciulka
Director of Investor Relations
(403) 294-4401
email: lciulka@trinidaddrilling.com